December 11, 2012 Medium-Term Notes, Series D Pricing Supplement No. 2012-MTNDG0320 Registration Statement Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 424(b)(2)
Callable Step-Up Coupon Notes Due December 14, 2027

We have the right to redeem the notes on any interest payment date on or after December 14, 2017. From and including the original issue date to but excluding December 14, 2017, the notes will bear interest during each quarterly interest period at a per annum rate equal to 3.00%.  Unless redeemed by us, from and including December 14, 2017 to but excluding December 14, 2022, the notes will bear interest during each quarterly interest period at a per annum rate equal to 3.50%.  Unless redeemed by us, from and including December 14, 2022 to but excluding December 14, 2025, the notes will bear interest during each quarterly interest period at a per annum rate equal to 4.00%.  Unless redeemed by us, from and including December 14, 2025 to but excluding December 14, 2026, the notes will bear interest during each quarterly interest period at a per annum rate equal to 5.00%.  Unless redeemed by us, from and including December 14, 2026 to but excluding the maturity date, the notes will bear interest during each quarterly interest period at a per annum rate equal to 6.00%.

The notes are senior unsecured obligations of Citigroup Funding Inc. All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.  All payments due on the notes are subject to the credit risk of Citigroup Inc.

It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus in connection with your investment in the notes.  The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.

KEY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate stated principal amount:	$10,000,000
Pricing date:	December 11, 2012
Original issue date:	December 14, 2012
Maturity date:	December 14, 2027
Principal due at maturity:	Full principal amount due at maturity
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:
From and including the original issue date to but excluding December 14, 2017:
•     3.00%
From and including December 14, 2017 to but excluding December 14, 2022, unless redeemed by us:
•     3.50%
From and including December 14, 2022 to but excluding December 14, 2025, unless redeemed by us:
•     4.00%
From and including December 14, 2025 to but excluding December 14, 2026, unless redeemed by us:
•     5.00%
From and including December 14, 2026 to but excluding the maturity date, unless redeemed by us:
•     6.00%

Interest payment period:	Quarterly
Interest payment dates:	The 14th day of each March, June, September and December, beginning on March 14, 2013
Day-count convention:	30/360
Redemption:
Beginning on December 14, 2017, we have the right to redeem the notes, in whole and not in part, on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

Redemption dates:	December 14, 2017 and each interest payment date thereafter
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
CUSIP:	1730T0ZQ5
ISIN:	US1730T0ZQ56
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per Note	$1,000.00	$17.50	$982.50
Total	$10,000,000	$175,000	$9,825,000
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $17.50 for each note sold in this offering.  Citigroup Global Markets Inc. will pay the Registered Representatives of Citigroup Global Markets Inc. a sales commission of $17.50 from this underwriting fee for each note they sell.  Selected dealers not affiliated with Citigroup Global Markets Inc. will receive a selling concession of $17.50 for each note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors,” “General Information—Fees and selling concessions” and “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for more information.
Investing in the notes involves risks. See “Risk Factors” beginning on page PS-2.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlink below.
Prospectus Supplement and Prospectus dated May 12, 2011
the notes are not bank deposits or savings accounts, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Citigroup Funding Inc.

Callable Step-Up Coupon Notes Due December 14, 2027

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

■
The notes may be redeemed at our option, which limits your ability to accrue interest over the full term of the notes. We may redeem the notes, in whole and not in part, on any interest payment date beginning five years after the date of issuance of the notes upon not less than five business days’ notice. In the event that we redeem the notes, you will receive the principal amount of your investment in the notes and any accrued and unpaid interest to but excluding the date on which the notes are redeemed. In this case, you will not have the opportunity to continue to accrue and be paid interest to the maturity date of the notes.

■
The per annum interest rate applicable at a particular time will affect our decision to redeem the notes. It is more likely that we will redeem the notes prior to their maturity date at a time when the interest rate on the notes is greater than that which we would pay on a comparable debt security of Citigroup Funding Inc. (“Citigroup Funding”) (guaranteed by Citigroup Inc.) with a maturity comparable to the remaining term of the notes. Consequently, if we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

■
The step-up feature presents different investment considerations than fixed-rate notes. Unless general market interest rates rise significantly, you should not expect to earn the higher stated interest rates, which are applicable only during the last ten years of the term of the notes, because the notes are likely to be redeemed prior to maturity if general market interest rates remain the same or fall during the term of the notes. When determining whether to invest in the notes, you should consider, among other things, the overall annual percentage rate of interest to maturity or the various potential redemption dates as compared to other equivalent investment alternatives rather than the higher stated interest rates or any potential interest payments you may receive after the first five years following the issuance of the notes.  If general market interest rates increase beyond the rates provided by the notes during the term of the notes, we will likely not redeem the notes, and investors will be holding notes that bear interest at below-market rates.

■
An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of fifteen years, subject to our right to redeem the notes starting on December 14, 2017.  By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term.  In particular, you may be negatively affected if interest rates begin to rise, because the likelihood that we will redeem your notes will decrease and the interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

■
The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes.  You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes. If we default on our obligations and Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

■
The notes will not be listed on any securities exchange and you may not be able to sell the notes prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes.

Citigroup Global Markets Inc. (“Citigroup Global Markets”) intends to make a secondary market in relation to the notes and to provide an indicative bid price on a daily basis. Any indicative bid prices provided by Citigroup Global Markets shall be determined in Citigroup Global Markets’ sole discretion, taking into account prevailing market conditions, and shall not be a representation by Citigroup Global Markets that any instrument can be purchased or sold at such prices (or at all).

Notwithstanding the above, Citigroup Global Markets may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. Consequently, there may be no market for the notes and investors should not assume that such a market will exist. Accordingly, an investor must be prepared to hold the notes until the maturity date. Where a market does exist, to the extent that an investor wants to sell the notes, the price may, or may not, be at a discount from the stated principal amount.

■
Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or redemption. Because the value of the notes may fluctuate, if you are able to sell your notes prior to maturity or redemption, you may receive less than the stated principal amount of the notes.

■
The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which Citigroup Global Markets may be willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes includes, and secondary market prices are likely to exclude,

December 2012	PS-2

Citigroup Funding Inc.

Callable Step-Up Coupon Notes Due December 14, 2027

underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

■
The price at which you will be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. A number of factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets or any other potential buyer may be willing to purchase the notes in the secondary market, including: interest rates in the market and the volatility of those rates, the time remaining to maturity of the notes, hedging activities by our affiliates, fees and projected hedging fees, expectations about whether we are likely to redeem the notes and any actual or anticipated changes in the credit ratings, financial condition and results of Citigroup Funding and Citigroup Inc. As a result, the market value of the notes will vary and may be less than the issue price at any time prior to maturity or redemption, and sale of the notes prior to maturity or redemption may result in a loss.

December 2012	PS-3

Citigroup Funding Inc.

Callable Step-Up Coupon Notes Due December 14, 2027

General Information
Interest:
The 14th day of each March, June, September and December, beginning on March 14, 2013, provided that if any such day is not a business day, the applicable interest payment will be made on the next succeeding business day. No adjustment will be made to any interest payment made on that succeeding business day.

Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, which we refer to as a regular record date.

Redemption notice:
So long as the notes are represented by global securities and are held on behalf of The Depository Trust Company (“DTC”), redemption notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in New York City, which is expected to be The Wall Street Journal.

U.S. federal income tax considerations:
The notes will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “Certain United States Federal Income Tax Considerations,” and in particular the sections entitled “Certain United States Federal Income Tax Considerations—United States Holders—Payments of Interest” and “Certain United States Federal Income Tax Considerations—Non-United States Holders” in the accompanying prospectus supplement for more information.

Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005) will serve as trustee for the notes.
Use of proceeds and hedging:
The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps and/or futures, and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:
Each purchaser of the notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the notes through and including the date of disposition of such notes that either:

(a)       it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)       if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement.  Please also refer to the section “ERISA Matters” in the accompanying prospectus.

Fees and selling concessions:
Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $17.50 from Citigroup Funding for each note sold in this offering. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of $17.50 from this underwriting fee for each note they sell. Selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of $17.50 for each note they sell.

Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a

December 2012	PS-4

Citigroup Funding Inc.

Callable Step-Up Coupon Notes Due December 14, 2027

Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

Supplemental information regarding plan of distribution; conflicts of interest:
The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $10,000,000 aggregate stated principal amount of the notes (10,000 notes) for $982.50 per note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc.  Citigroup Global Markets proposes to offer some of the notes directly to the public at the public offering price of $1,000.00 per note and some of the notes to selected dealers at $1,000.00 per note less a selling concession as described under “—Fees and selling concessions” above.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Funding has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “General Information—Use of proceeds and hedging” in this pricing supplement, the section “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Paying agent:	Citibank, N.A. will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for The Depository Trust Company (“DTC”).
Contact:	Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the front page of this pricing supplement, in connection with your investment in the notes.

Additional Information

Possible Future Events

Citigroup Funding may merge into Citigroup in the near future. If a merger occurs, Citigroup Inc. will assume all the obligations of Citigroup Funding under the notes, as required by the indenture under which the notes are being issued.

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

December 2012	PS-5

Citigroup Funding Inc.

Callable Step-Up Coupon Notes Due December 14, 2027

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Funding Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Funding Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Funding Inc. and Citigroup Inc. respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinion set forth below of Martha D. Bailey, Associate General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc. and counsel to Citigroup Funding Inc.  In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated April 26, 2012, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on April 26, 2012, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by Citigroup Funding Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Funding Inc. and Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Funding Inc. and Citigroup Inc., as applicable.

In the opinion of Martha  D. Bailey, Associate General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc. and counsel to Citigroup Funding Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Funding Inc. has duly established the terms of the notes offered by this pricing supplement and duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) each of Citigroup Funding Inc. and Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture dated as of June 1, 2005, among Citigroup Funding Inc., as issuer, Citigroup Inc., as guarantor, and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank, N.A., has been duly authorized, executed, and delivered by Citigroup Funding Inc. and Citigroup Inc.; and (iv) the execution and delivery of such indenture by Citigroup Funding Inc. and Citigroup Inc. and of the notes offered by this pricing supplement by Citigroup Funding Inc., and the performance by each such party of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents.  This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Martha D.  Bailey, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Funding Inc. and Citigroup Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Funding Inc. or Citigroup Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

© 2012 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

December 2012	PS-6

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document.  We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Callable Step-Up Coupon Notes
Due December 14, 2027

($1,000 Stated Principal Amount per Note)
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement
December 11, 2012

(Including the Prospectus Supplement dated
May 12, 2011 and the Prospectus dated
 May 12, 2011)

TABLE OF CONTENTS
Page
Pricing Supplement
Key Terms	PS-1
Risk Factors	PS-2
General Information	PS-4
Additional Information	PS-5
Validity of the Notes	PS-6

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28